

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 19, 2010

Timothy P. Walbert
Chairman, President and Chief Executive Officer
Horizon Pharma, Inc.
1033 Skokie Boulevard, Suite 355
Northbrook, Illinois 60062

> **Re: Horizon Pharma, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed November 5, 2010**
> **File No. 333-168504**

Dear Mr. Walbert:

We have reviewed your amended registration statement and response letter each filed November 5, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you have a pending confidential treatment request. Please be advised that we will not be in a position to consider a request for acceleration of effectiveness of the registration statement until we resolve all issues concerning the confidential treatment request.

Summary, page 1

2. We note your response to prior comment 2 and your revised disclosure on page 89. Please revise your table on pages 2 and 78 to clarify that the Phase I trials for TRUNOC and HZN-602 have not yet commenced.

Business, page 77

BASF Sales Contract, page 92

3. Please revise your disclosure to include the date by which regulatory approval must be secured to avoid automatic termination of the agreement. The circumstances under which this agreement may terminate are material information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tabatha Akins at (202) 551-3658 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Karen Ubell at (202) 551-3873, Suzanne Hayes at (202) 551-3675 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Lynda Kay Chandler, Esq.
        Cooley LLP
        4401 Eastgate Mall
        San Diego, CA 92121